Exhibit 10.4

Human Resources Department

July 15, 2014

Mr. Paul Linton

5915 Sonoma Rd.

Bethesda, MD 20817

Re: Offer of Employment

Dear Paul:

We are delighted to extend to you the following Offer of Employment at FTI Consulting, Inc. (the “Company”). Subject to Board and Compensation Committee approval, the terms of your employment will be as follows:

1.	Position. Chief Strategy/Transformation Officer

2.	Base Salary. You will be classified as a full-time, exempt, regular employee at an annualized base salary of $450,000 per year which will be paid in bi-weekly increments of $17,307.69, minus taxes and withholdings.

3.	Bonus Opportunity. Subject to Board approval and beginning in 2015, you will participate in the Executive Incentive Compensation Plan (“EICP”) with bonus opportunities set annually upon achievement of corporate and individual goals. Your target bonus opportunity shall be 100% of Base Salary and maximum bonus opportunity shall be 150% of Base Salary. You must be employed on the bonus payment date to earn any such bonus. To the extent consistent with the form of bonus payments made to other executives of the Company, your annual bonus, if any, may be paid by paying two-thirds in cash and one-third in the form of time-vesting restricted stock if available.

4.	Annual LTIP Award. Subject to Board approval and beginning in 2015, you shall participate in the Company’s Executive long-term incentive program applicable to senior executives (the “LTIP”) and will have an expected annual LTIP target opportunity of $450,000, valued in accordance with the Committee practice. The actual LTIP award granted and the terms and conditions of any LTIP award shall be subject to the discretion of the Committee and may be settled through cash or stock; provided that the terms and conditions of any LTIP award shall be the same as for similar awards made contemporaneously to any senior executive officers of the Company.

5.	2014 Bonus. In lieu of participation in the in the Bonus Opportunity and LTIP award for 2014 and subject to Board approval, FTI shall provide you with a cash bonus valued at a pro rata portion of $900,000, which amount will be payable in March 2015 in accordance with standard procedure for payment of annual bonuses. The amount will be determined by multiplying $900,000 times a fraction, the numerator of which shall be the number of months remaining between the start date and December 31, 2014, and the denominator will be twelve. Should your employment end prior to your twelve month anniversary due to your resignation, or if FTI terminates your employment for cause, you will be responsible for reimbursing FTI the full bonus. If your employment ends after twelve months, but prior to your twenty-four month anniversary due to your resignation or if FTI terminates your employment for cause, you will be responsible for reimbursing FTI two thirds of the signing bonus. If your employment ends after twenty-four months, but prior to your thirty-six month anniversary due to your resignation or if FTI terminates your employment for cause, you will be responsible for reimbursing FTI one third of the signing bonus.

909 Commerce Rd. | Annapolis, MD 21401

800.334.5701 telephone | 410.224.9740 fax | fticonsulting.com

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6.	Signing Bonus. Subject to Compensation Committee approval, FTI shall provide you with a retention package valued at $1,100,000 as of the date of grant, which date shall not be prior to the date that you first commence employment with the Company, which will consist of shares of restricted common stock of FTI valued at $550,000 based on the closing share price on the date of grant and stock options with a Black Scholes value of $550,000 based on the Black-Scholes value set forth in the latest periodic report of the Company filed with the Securities and Exchange Commission, with an exercise price equal to the Company’s closing share price per share on the date of grant. These awards will vest ratably on each of the first through third anniversaries of the grant date. In the event of your termination without cause or termination by you with good reason, (i) one third of the unvested portions of the restricted stock award and stock option award will immediately vest and (ii) your vested stock option will remain exercisable for ninety (90) days after date of your termination; provided, however, in no event shall any option be exercisable after the expiration date of such stock option. All other terms, including vesting terms on other termination events, shall be consistent with the Company’s general form of restricted stock and stock option award agreements, as the case may be.

7.	Paid Time Off. You will be entitled to five weeks of paid time off annually. Paid time off is not an accrued benefit and unused time is not rolled over from year to year or paid out upon employment termination.

8.	Benefits. Effective the first of the month following your start date (or effective that day if your start date is on the first of a month), you will be eligible to participate in FTI’s group health benefit plan. Additionally, you will be eligible to participate in FTI’s 401(k) plan effective immediately following your first day of employment with the firm. More details are provided within the Employee Benefits Summary.

9.	Payments on Termination of Employment.

a.	Termination by Company for Cause or by Employee Without Good Reason. If Company terminates Employee’s employment for Cause or if Employee resigns without Good Reason, Company will promptly, no later than 30 days from the date of such termination of employment, pay to Employee:

i.	the unpaid amount, if any, of Employee’s Base Salary through the effective date of termination;

ii.	the amount of any substantiated but previously unreimbursed business expenses incurred through the date of termination; and

iii.	any additional entitlements, if any, to which Employee is entitled under the terms of this Offer or any Company benefit plan or arrangement in which Employee was a participant.

The aggregate of the amounts described in Section 9(a)(i) through Section 9(a)(iii) hereunder shall be referred to in this Agreement as the “Accrued Compensation”.

b.	Termination by Company Without Cause or by Employee for Good Reason. If Company terminates Employee’s employment without Cause (defined below) or Employee resigns for Good Reason (defined below), Employee will be entitled to receive the following payments and benefits:

i.	any Accrued Compensation, which amount shall be paid in a lump sum within 30 days of the date of termination;

ii.	continued payment of Employee’s Base Salary for the salary continuation period specified below (the “Salary Continuation Period”); provided that such amount shall be increased to

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one times the sum of Employee’s (i) Base Salary plus (ii) Target bonus for the year of termination if such termination occurs during the 18-month period after a Change in Control (as defined in the Company’s 2009 Omnibus Incentive Plan); and

iii.	continuing group health and group life insurance coverage for Employee and, where applicable, Employee’s spouse and eligible dependents (“Benefit Continuation Coverage”) during the Salary Continuation Period at the same benefit and contribution levels in effect from time to time with respect to active similarly situated employees of Company or FTI. If and to the extent such Benefit Continuation Coverage is not permitted by the applicable plan or by applicable law, Employee will instead be entitled to cash payments sufficient to reimburse Employee and/or Employee’s spouse and eligible dependents, on an after tax basis, for the actual cost of comparable individual or other replacement coverage through the end of the Salary Continuation Period. The group health portion of Benefit Continuation Coverage will be in addition to and not in lieu of COBRA continuation coverage. The Company may modify its obligations under this Section 9(b) to the extent reasonably necessary to avoid any penalty or excise taxes imposed on it in connection with the continued payment of premiums by the Company under the Patient Protection and Affordable Care Act of 2010, as amended (“PPACA”).

For purposes hereof, Good Reason shall mean

(i) a material adverse change in Employee’s title, duties or responsibilities (including reporting responsibilities);

(ii) a material reduction in Employee’s Base Salary;

(iii) a required relocation of Employee’s principal office by more than 50 miles from his office location in Washington, D.C.; or

(iv) any failure to assign to a successor to the business and substantially all assets of the Company, and of such successor to assume, the obligations of the Company under all applicable plans and agreements with Employee; provided that Good Reason shall not exist unless and until Employee provides the Company with written notice thereof within ninety (90) days of the date Employee knows or should have known about the initial occurrence of such event, the Company fails to cure such acts within thirty (30) days of receipt of such notice and Employee terminates employment within thirty (30) days following the expiration of such cure period, otherwise grounds for Good Reason on account of such occurrence shall lapse.

For Purposes hereof, the following events constitute Cause: If Employee

(i) is convicted of or pleads nolo contendere to a felony;

(ii) commits fraud with respect to, or misappropriates any funds or property of, the Company or any affiliate, customer or client of the Company;

(iii) engages in any act or omission which is in material violation of any material policy of the Company;

(iv) engages in willful material misconduct or gross negligence in connection with the performance of his duties;

(v) substantially fails to perform his material duties after written request for such performance from the Board;

(vi) continues to fail to reasonably cooperate in any audit or investigation regarding the Company or its business practices after written request for such performance from the Board; or

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(vii) engages in any material misconduct that significantly adversely affects, or is likely to significantly adversely affect, the business or reputation of the Company. Employee’s termination for Cause will be effective immediately upon the Company’s mailing or transmitting written notice of such termination. For purposes of sub-clause (iv) above, no act or omission shall be “willful” if such conduct was in good faith and with a reasonable belief that such act or omission was in the best interests of the Company.

c.	General Release. Employee (or Employee’s estate or other beneficiary) shall provide FTI with an executed and effective general release (the “Release”) of all claims arising under this Offer of Employment or arising out of Employee’s employment relationship with FTI, in a form acceptable to FTI, and such Release must be executed by the Employee and no longer subject to revocation within sixty (60) days of the Employee’s final day of employment, as a condition of receipt of any salary continuation, accelerated vesting of such options or other equity awards, or continued benefits pursuant to this Section 9. Any amounts payable pursuant to this Section 9 shall not be paid until the first scheduled payment date following the date the Release is executed and no longer subject to revocation, with the first such payment being in an amount equal to the total amount to which Employee would otherwise have been entitled during the period following the date of termination if such deferral had not been required; provided, however, that to the extent that any such payments constitute “nonqualified deferred compensation” for purposes of Code Section 409A, and the sixty (60) day period following the Employee’s final day of employment begins in one taxable year of the Employee and ends in a second taxable year, then such payment will be made in the second taxable year to the extent necessary to avoid the adverse tax consequences under Code Section 409A, and, if such payments are required to be so deferred, the first payment shall be in an amount equal to the total amount to which Employee would otherwise have been entitled during the period following the date of termination if such deferral had not been required.

10.	Non-Competition Covenants. Recognizing that Employee is receiving substantial compensation and access to FTI confidential information, Employee acknowledges that during the Restricted Period (defined below), Employee will not, directly or indirectly, be employed by (where Employee’s employment would involve any level of strategic, advisory, technical, creative, sales, or other similar input), lend money to, invest in, or engage in a Competing Business (defined below) in any Market Area (defined below). This prohibition includes, but is not limited to, acting, either singly or jointly or as agent for, or as an employee of or consultant or independent contractor to, any one or more persons, firms, entities, or corporations directly or indirectly (as a director, independent contractor, representative, consultant, member, or otherwise) in such Competing Business. Notwithstanding the foregoing, (a) Employee may own up to five percent (5%) of the outstanding capital stock of any corporation or other entity that is publicly traded, and (b) following the termination of Employee’s employment hereunder, Employee may provide services as an officer, consultant, employee, director, partner or otherwise to an entity engaged in multiple business lines (including a business line that is a Competing Business) provided that the business line(s) for which Employee provides services is not a Competing Business.

11.	Non-Solicitation Covenants. During the Restricted Period (defined below), Employee will not, directly or indirectly, whether for Employee or for any other individual or entity (other than Company), intentionally:

a.	solicit business regarding any case or matter about which Employee was aware during the term of your employment;

b.	solicit any person or entity who is a client of the Company’s business within a twenty-four (24) month period of time immediately prior to the termination of Employee’s employment with the Company; or

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c.	solicit, induce or otherwise attempt to influence any person who the Company employs or otherwise engages to perform services including, but not limited to, any employees, independent consultants, engineers, or sales representatives, or any contractor, subcontractor, supplier, or vendor of the Company, to leave the employ of or discontinue providing services to the Company, provided, however, that this restriction will not apply in the case of any clerical employee of the Company or in the case of any other employee whose employment with the Company has been terminated for at least one (1) year.

12.	Confidential Information of Company. Employee’s association with Company under this Offer of Employment has given and will give Employee access to Confidential Information (defined below) not generally known outside of Company that may be of value to Company or that has been given to Company in confidence by third parties. Employee acknowledges and agrees that using, disclosing, or publishing any Confidential Information in an unauthorized or improper manner could cause Company substantial loss and damages that could not be readily calculated and for which no remedy at law would be adequate. Accordingly, Employee will not at any time, except in performing the duties of Employee’s employment under this Offer of Employment (or with the prior written consent of the FTI Board of Directors or Senior Management), directly or indirectly, use, disclose, or publish any Confidential Information that Employee may learn or become aware of, or may have learned or have become aware of because of Employee’s association with Company, or use any such Confidential Information in a manner that is or may reasonably be likely to be detrimental to the business of Company. For the purposes hereof, the term “Confidential Information” includes, without limitation, information not previously disclosed to the public or to the trade by Company with respect to its or their present or future business, operations, services, products, research, inventions, discoveries, drawings, designs, plans, processes, models, technical information, facilities, methods, trade secrets, copyrights, software, source code, systems, patents, procedures, manuals, specifications, any other intellectual property, confidential reports, price lists, pricing formulas, customer lists, financial information, business plans, lease structure, projections, prospects, or opportunities or strategies, acquisitions or mergers, advertising or promotions, personnel matters, legal matters, proposals, response to any request for proposal, any other confidential and proprietary information, and any other information not generally known outside Company that may be of value to Company, but excludes any information already properly in the public domain. Confidential Information also includes confidential and proprietary information and trade secrets that third parties entrust to FTI or Company in confidence. Confidential Information shall not include any information that (i) has been properly published in a form generally available to the public prior to the date Employee proposes to disclose or use such information or otherwise is or becomes public knowledge through legal means without fault by Employee, (ii) is already public knowledge prior to the signing of this Offer, (iii) was disclosed by the Employee in the proper performance of the Employee’s duties hereunder, or (iv) must be disclosed pursuant to applicable law, court order or pursuant to the request of a governmental authority. Information shall not be deemed to have been published merely because individual portions of the information have been separately published, but only if all material features comprising such information have been published in combination. Employee understands and agrees that the rights and obligations set forth in this Section will continue indefinitely and will survive termination of Employee’s employment with Company.

13.	Confidential Information of Others. Employee will not use in working for Company and will not disclose to Company any trade secrets or other information Employee does not have the right to use or disclose and that Company is not free to use without liability of any kind. Employee will promptly inform Company in writing of any patents, copyrights, trademarks, or other proprietary rights known to Employee that Company may violate because of information provided to it by Employee.

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14.	Property Rights. Employee confirms that all Confidential Information is and must remain the exclusive property of Company. All business records, business papers, and business documents kept or created by Employee in the course of Employee’s employment by Company relating to the business of Company must be and remain the property of Company. Notwithstanding the foregoing, Employee may retain Employee’s rolodex, palm pilot or similar device, and solely the personal non-business information stored thereon, to the extent such device does not contain Confidential Information or other property belonging to Company (written or otherwise) not otherwise in the public domain. Employee will not retain copies, excerpts, summaries, or compilations of the foregoing information and materials following the termination of employment. The rights and obligations set forth in this Section will survive for a period of two (2) years following the termination of Employee’s employment with Company.

15.	Intellectual Property.

a.	All records, in whatever media, documents, papers, inventions and notebooks, drawings, designs, technical information, source code, object code, processes, methods or other copyrightable or otherwise protected works Employee conceives, creates, makes, invents or discovers or that otherwise relate to any work Employee performs or performed for Company or that arise from the use or assistance of Company’s facilities, materials, personnel or Confidential Information in the course of Employee’s employment (whether or not during usual working hours), whether conceived, created, discovered, made or invented individually or jointly with others, will, together with all the worldwide patent, copyright, trade secret, or other intellectual property rights in all such works, be and remain the absolute property of Company. Employee irrevocably and unconditionally waives all rights that may otherwise vest in Employee’s authorship (on or after the date of employment) in connection with Employee’s authorship of any such copyrightable works in the course of Employee’s employment with Company, wherever in the world enforceable. Without limitation, Employee waives the right to be identified as the author of any such works and the right not to have any such works subjected to derogatory treatment. Employee recognizes any such works are “works for hire” of which Company is the author.

b.	Subject to Section 15(d), Employee will promptly disclose, grant and assign ownership to Company for its sole use and benefit any and all ideas, processes, inventions, discoveries, improvements, technical information, and copyrightable works (whether patentable or not) that Employee develops, acquires, conceives or reduces to practice (whether or not during usual working hours) while employed by Company. Subject to Section 15(d), Employee will promptly disclose and hereby grants and assigns ownership to Company of all patent applications, letters patent, utility and design patents, copyrights and reissues thereof, or any foreign equivalents thereof, that may at any time be filed or granted for or upon any such invention, improvement, or information. In connection therewith:

i.	Employee will, without charge but at Company’s expense, promptly execute and deliver such applications, assignments, descriptions and other instruments as Company may consider reasonable, necessary or proper to vest title to any such inventions, discoveries, improvements, technical information, patent applications, patents, copyrightable work or reissues thereof in Company and to enable it to obtain and maintain the entire worldwide right and title thereto; and

ii.

Employee will provide to Company at its expense all such assistance as Company may reasonably require in the prosecution of applications for such patents, copyrights or reissues thereof, in the prosecution or defense of interferences that may be declared involving any such applications, patents or copyrights and in any litigation in which Company may be involved relating to any such patents, inventions, discoveries, improvements, technical

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information or copyrightable works or reissues thereof. Company will reimburse Employee for reasonable out-of-pocket expenses incurred and pay Employee reasonable compensation (at a rate not less than the last prevailing fixed compensation rate received by the Employee during Employee’s employment hereunder) for Employee’s time if Company no longer employs Employee.

c.	To the extent, if any, that Employee owns rights to works, inventions, discoveries, proprietary information, and copyrighted or copyrightable works, or other forms of intellectual property that are incorporated in the work product Employee creates for Company, Employee agrees that Company will have an unrestricted, nonexclusive, royalty-free, perpetual, transferable license to make, use, sell, offer for sale, and sublicense such works and property in whatever form, and Employee hereby grants such license to Company.

d.	Notwithstanding the foregoing, this Section 15 (relating to records, documents, papers, inventions, notebooks, source code, object code, processes, methods, patent applications, letters patent, processes, inventions, discoveries, improvements, technical information, ideas, copyrightable works, copyrights and reissues thereof, and other intellectual property described above, together with any foreign equivalents thereof (each, an “IP Asset”) )shall not apply to any IP Asset for which no equipment, supplies, facility or trade secret information of Company (including any of its predecessors) was used and that was developed entirely on Employee’s own time, unless (a) the IP Asset relates (i) directly to the business of Company, or (ii) Company’s actual or anticipated research or development, or (b) the IP Asset results from any work Employee performed as an employee of Company.

16.	Definitions. For purposes of Sections 10 through 15, the following terms shall have the meaning set forth below:

a.	Restricted Period. For purposes hereof, the term “Restricted Period” means the period beginning on the date of the signing of this offer and ending on the date that is twelve months from employee’s date of termination. Notwithstanding the foregoing, the Restricted Period will terminate immediately upon the breach by the Company of its obligations under this Offer of Employment. The duration of the Restricted Period will be extended by the amount of any and all periods that Employee violates the covenants of any of Sections 10 and 11.

b.	Salary Continuation Period. Twelve months

c.	Competing Business. For the purposes hereof, the term “Competing Business” means consulting services, including any lines of business actively conducted by the Company during the period of Employee’s employment with Company and at the time Employee’s employment ends.

d.	Market Area. For purposes hereof, the term “Market Area” means the area within a 50 mile radius of any location in which Company has an office.

17.	Enforceability. If any of the provisions of Sections 10 through 15 are ever deemed to exceed the time, geographic area, or activity limitations the law permits, the limitations will be reduced to the maximum permissible limitation, and Employee and Company authorize a court or arbitrator having jurisdiction to reform the provisions to the maximum time, geographic area, or activity limitations the law permits; provided, however, that such reductions apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.

18.

Remedies. Without limiting the remedies available to the parties, each party acknowledges that a breach of any of the covenants in Sections 10 through 15 may result in material irreparable injury to Company for which there is no adequate remedy at law, and that it will not be possible to measure damages for such injuries precisely. The parties agree that, if there is a breach or threatened breach of

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such covenants, Company will be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining Employee from engaging in prohibited activities or such other relief as may be required to specifically enforce any of said covenants. Each party agrees that all remedies expressly provided for in this Offer of Employment are cumulative of any and all other remedies now existing at law or in equity. In addition to the remedies provided herein, the parties will be entitled to avail themselves of all such other remedies as may now or hereafter exist at law or in equity for compensation, and for the specific enforcement of the covenants contained in Sections 11 through 16. Resorting to any remedy provided for in this Section or provided for by law will not prevent the concurrent or subsequent employment of any other appropriate remedy or remedies, or preclude a recovery of monetary damages and compensation.

19.	Employment at Will. You will be an employee-at-will. Employment may be terminated by either party for any reason at any time, with or without cause.

20.	Section 409A Compliance.

a.	General. If Employee notifies the Company (with specificity as to the reason therefor) that Employee believes that any provision of this Offer Letter (or of any award of compensation or benefits) would cause Employee to incur any additional tax or interest under Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and the Company concurs with such belief or the Company (without any obligation whatsoever to do so) independently makes such determination, the Company shall, with the consent of Employee, reform such provision to attempt to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to Employee and the Company of the applicable provision without violating the provisions of Code Section 409A.

b.	“Separation from Service”; “Specified Employee”; Six-Month Delay. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Offer Letter providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Offer Letter, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If Employee is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such “separation from service” of Employee, and (ii) the date of Employee’s death. Upon the expiration of such six-month delay period, all payments and benefits delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Employee in a lump sum, and any remaining payments and benefits due under this Offer Letter shall be paid or provided in accordance with the normal payment dates specified for them herein.

c.

Reimbursement of Expenses. Notwithstanding anything to the contrary in this Offer Letter, with respect to any reimbursement of expenses of, or any provision of in-kind benefits to, Employee, as specified under this Offer Letter, the reimbursement of expenses or provision of in-kind benefits shall be subject to the following conditions: (i) the expenses eligible for reimbursement or the

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amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year; (ii) the reimbursement of an eligible expense shall be made no later than the end of the taxable year after the taxable year in which such expense was incurred; and (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

d.	Installment Payments; Specified Payment Periods. For purposes of Code Section 409A, the right to a series of installment payments under this Offer Letter shall be treated as a right to a series of separate payments. Whenever a payment under this Offer Letter specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.

e.	Change in Control Definition. Notwithstanding anything to the contrary in this Offer Letter, for purposes of the payment of any deferred compensation hereunder, an event shall not be considered to be a “Change in Control” hereunder unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Code Section 409A.

21.	Governing Law. The Offer of Employment will be governed by the laws of the state of Maryland, without regard to any conflict of laws provisions.

This offer is contingent upon your: (1) fully disclosing to FTI the terms of any prior or existing employment contracts and any limitations on your employment with FTI, (2) stating that you have not breached any such obligation, whether expressed or implied, (3) agreeing that if such obligations do exist, you will not knowingly or willfully violate any such terms or limitations so long as they remain in force, and (4) stating that notwithstanding any other obligation binding on you, that you are available to start work with FTI on the agreed upon date.

We think you will find FTI Consulting a challenging and rewarding place to work and look forward to your favorable response to our offer. If you have any questions regarding group benefits or human resources related issues, please feel free to contact me at (254)848-4084.

Sincerely,

Suzanne Alexander
VP, Global Human Resources

Enclosures

I hereby accept the terms of this letter as outlined above.

July 29, 2014
Paul Linton	Date